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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (amendment No. 17)*

                            Lindberg Corporation
                              (Name of Issuer)

                        Common Stock, $2.50 Par Value
                       (Title of Class of Securities)

                                5351-71-10-2
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                              Page 1 of 4 Pages




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SCHEDULE 13G
CUSIP NO. 5351-71-10-2
Page 2 of 4 Pages

1    NAME OF REPORTING PERSON:  Nancy L. Bodeen
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable
          a ( )     b ( )
3    SEC USE ONLY
4    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH:
5    SOLE VOTING POWER:  330,671
6    SHARED VOTING POWER:  0
7    SOLE DISPOSITIVE POWER:  330,671
8    SHARED DISPOSITIVE POWER:  0
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  330,671
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: (X)
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.9%
12   TYPE OF REPORTING PERSON:  IN




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Page 3 of 4 Pages

     There have been no changes in the information reported in the statement of the undersigned filed with the Securities and Exchange Commission under cover of Schedule 13G, Amendment No. 16, except indicated below:

Item 4     Ownership (at December 31, 1996):
           (a)  Amount beneficially owned: 330,671*
           (b) Percent of class: 6.9% (based on 4,779,141 shares outstanding at December 31, 1996)
           (c)  Number of shares as to which such person has:
                (i)    sole power to vote or to direct the vote:
                       330,671
                (ii)   shared power to vote or to direct the vote:
                       0
                (iii)  sole power to dispose or to direct the disposition of:
                       330,671
                (iv)   shared power to dispose or to direct disposition of:
                       0

* Excludes shares held by the husband of the Reporting Person (75,750 shares directly, 10,000 shares as co-trustee and co-beneficiary of a retirement trust), by trusts created by her father, LeRoy A. Lindberg, deceased, for her and her sister, of which the husband of the Reporting Person is co-trustee (an aggregate of 231,374 shares held by such trusts) and by the estate of her mother, Selma Lindberg, deceased, of which the husband of the Reporting Person is co-executor (85,751 shares), as to each of which Mrs. Bodeen disclaims beneficial ownership.




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Page 4 of 4 Pages

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 1997                  /s/ Nancy L. Bodeen
                                        ------------------------
                                        Nancy L. Bodeen

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                             BELL, BOYD & LLOYD
                         Three First National Plaza
                           70 West Madison Street
                        Chicago, Illinois 60602-4207


                                        February 3, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     The accompanying filing constitutes Amendment No. 17 to the statement on
Schedule 13G of Nancy L. Bodeen relating to Common Stock, $2.50 par value, of Lindberg Corporation.

     If you have any questions, please contact the undersigned at (312)
372-1121.

                                        Very truly yours,
                                        /s/Randy A. Bridgeman
                                        Randy A. Bridgeman


cc:    Mr. Stephen S. Penley
         Lindberg Corporation (w/encl.)